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                              September 15, 2022

       Qing Pan
       Chief Financial Officer
       Noah Holdings Limited
       Building 2, 1687 Changyang Road
       Shanghai 200090
       People   s Republic of China

                                                        Re: Noah Holdings
Limited
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2021
                                                            Filed April 6, 2022
                                                            File No. 001-34936

       Dear Mr. Pan:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form 20-F filed on April 6, 2022

       Item 3. Key Information, page 4

   1. We note your disclosure in the second paragraph on page 5 that your auditor is currently not inspected by the
PCAOB. In future filings, please expand to disclose that your auditor is subject to the
determinations announced by the PCAOB on December 16, 2021 and provide a
cross-reference to the related risk factor on page 34.
       Summary Risk Factors, page 5

   2. In future filings, please expand and revise your summary of risk factors disclosure related to your corporate
structure and being based in or having the majority of the company   s
                                                        operations in China. In
particular, describe the significant regulatory, liquidity, and
 Qing Pan
FirstName LastNameQing
Noah Holdings  Limited Pan
Comapany 15,
September NameNoah
              2022 Holdings Limited
September
Page 2    15, 2022 Page 2
FirstName LastName
         enforcement risks with cross-references to the more detailed discussion of these risks in the annual report. Without limitation, your revised disclosure should address the following:
             Relocate the Risks Related to Corporate Structure and the Risks Related to Doing
              Business in China sections to the front of the summary and detailed risk factor sections;
             Describe the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities;
             Describe risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
              China can change quickly with little advance notice;
             Revise to discuss enforcement of civil liabilities in the Cayman Islands and in China in Item 3 of your annual report, state whether you have obtained the advice of
              Cayman Islands and PRC counsel with respect to determinations as to enforceability and include a related summary risk factor; and
             Revise the risk factors on page 50 and 51, as appropriate, to make corresponding disclosure with respect to counsels' determinations.
Financial Information Related to the VIEs, page 10

3. In future filings, please revise to quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences, disaggregating income attributable to non-PRC subsidiaries, PRC-based subsidiaries and consolidated VIEs.
4. In future filings, the condensed consolidating financial schedule (on pages 10-14 of your filing) should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Christopher Wall at 202-551-4162 or David Gessert at 202-551-2326 with any questions.
 Qing Pan
Noah Holdings Limited
September 15, 2022
Page 3

FirstName LastNameQing Pan           Sincerely,
Comapany NameNoah Holdings Limited
                                     Division of Corporation Finance
September 15, 2022 Page 3            Office of Finance
FirstName LastName